

INVESTOR PRESENTATION

EXTENDED STAY AMERICA DON'T CHECK OUT

PRESENTED BY TARSADIA CAPITAL | MAY 2021

DISCLAIMERS

Tarsadia Capital, LLC ("Tarsadia"), Ravi Bellur, Michael Ching and Vikram Patel (collectively, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of the Company for the Special Meeting. All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying GOLD proxy card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on Tarsadia's campaign website at: www.ABetterFutureForStay.com and the SEC website at http://www.sec.gov/. Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement filed by the Participants with the SEC on May 7, 2021. This document is available free of charge on the SEC website.

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this letter and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this letter that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained in this letter and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this letter and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results.

All figures are unaudited estimates and subject to revision without notice. Tarsadia disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results. Tarsadia has neither sought nor obtained the consent from any third party to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties. Except as otherwise expressly stated herein, any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

TABLE OF CONTENTS

 **Executive Summary**

About Tarsadia Capital

Tarsadia Capital, LLC is the New York-based investment management company of a family office. Tarsadia Capital has a flexible and long-duration investment mandate that focuses on equities and commodities globally. Our investment process employs deep fundamental research on secular inflections to identify and build conviction around asymmetric risk/reward opportunities that will play out over multi-year time horizons.

Tarsadia and various of its affiliates have been investors and operators in the hospitality and lodging industry for over four decades.

Extended Stay America (NYSE: STAY) Snapshot

Extended Stay America, Inc. ("ESA", "STAY" or the "Company") is the largest integrated owner/operator of company-branded hotels in North America and operates in the extended-stay segment of the lodging industry

Asset Footprint

- Owns and operates 563 hotel properties in 40 US states, consisting of approximately 62,700 rooms
- Franchises 83 hotel properties for third parties, consisting of approximately 8,500 rooms



Customer Base – Avg. Length of Stay



- 1-6 Nights: 28%
- 7 - 29 Nights: 21%
- 30+ Nights: 51%

Summary Financials ($mm) (a)

Market Cap (b)	$3,462
Net Debt (c)	2,326
Enterprise Value	**$5,789**
Sales	
2019A	$1,218
2020A	$1,042
2021E	$1,134
2022E	$1,223
Adj. EBITDA	
2019A	$535
2020A	$374
2021E	$434
2022E	$506

Note: For further details of Extended Stay's shareholding structure, please see appendix.
a) Estimated 2021 and 2022 results from STAY definitive proxy filed on April 26, 2021.
b) Market cap assumes $19.50 share price
c) Net Debt as of March 31, 2021

Executive Summary

Extended Stay shareholders have suffered through years of poor strategic decisions, bad performance and a multitude of management changes

- At its IPO, **Extended Stay garnered a premium multiple** because shareholders recognized its unique model should have durable cash flows

- Extended Stay's Boards failed to attract and retain strong leaders, address key strategic opportunities and correct poor performance

- The Company **missed key strategic opportunities** and public guidance, resulting in the loss in investor confidence and its premium valuation

- To benefit all shareholders, Tarsadia **nominated three exceptional lodging executives** to the board to bring the required expertise to evaluate strategic and operational options

- To sidestep accountability, we believe the Extended Stay **Board rushed to sell** the Company

The proposed sale of Extended Stay comes at the wrong time, with the wrong price and after the wrong process

- **The lodging industry is on the cusp of a major rebound in demand**; history suggests significant value is about to be created for owners

- Transaction **price is well below comparable deals**, including prior acquisitions of Extended Stay itself by Blackstone, and **intrinsic value**

- The process to sell Extended Stay was **rushed and inadequate**; no other buyers were even contacted

- Management suddenly became bearish on STAY's standalone prospects, after the **Board provided significant bonuses for a sale**

- Goldman Sachs' **fairness opinion is flawed**

- The Extended Stay **Board is conflicted** and was **not unanimous** in its decision

Better alternatives exist and Extended Stay shareholders should oppose the sale to The Blackstone Group, Inc. ("Blackstone") and Starwood Capital Group ("Starwood")

- Tarsadia is **committed to replacing the Board** with independent, experienced lodging executives who can help Extended Stay realize its full potential

- A combination of **asset sales, franchise development, and optimized capital structure** present near-term opportunities to realize value and close STAY's discount to its lodging peers

- Adopting a more **conventional corporate structure** for a lodging company would unlock significant value

- There are further strategic opportunities including **industry consolidation** and partnerships that a new board should review with management

- Extended Stay shareholders should **vote AGAINST** the inadequate Blackstone / Starwood transaction

STAY Has Underperformed

STAY has been the worst performing lodging stock since its IPO in 2013 as its multiple contracted 33% while peers experienced multiple expansion[1]



Total Shareholder Returns from STAY IPO up to Deal Announcement

Lodging REITs — Lodging C-Corps

STAY is the worst performer compared to its lodging peers

(1)% (1)% 2% 8% 23% 23% 36% 64% 179% 157% 221% 251%

STAY RLJ CLDT PEB DRH HST SHO INN RHP CHH HLT MAR



Historical Valuation Multiple (EV / NTM EBITDA)[2]

Contraction — Expansion

STAY: 14.0x / 9.3x
Full Serv. REITs Avg.: 13.3x / 12.4x
Select Serv. REITs Avg: 11.4x / 12.4x
C-Corps Avg.: 14.6x / 16.3x

■ Dec. '13 ■ Dec. '19

Source: Bloomberg.
1) Total shareholder returns between November 13, 2013 through March 12, 2021. Assumes dividends reinvested in security.
2) As of December 30, 2013 and 2019. Full Service REITs include: DRH, HST, RHP, RLJ and SHO; PEB is excluded because it was not a public company in 2013. Select Service REITs include: CLDT and INN. C Corps include: CHH, HLT and MAR.

Tarsadia's Unsuccessful Attempts to Engage Constructively

Tarsadia has attempted to engage constructively with the Boards and management of STAY



May 2020
Tarsadia first acquires stock in STAY

October 6, 2020
Tarsadia shares 43-page presentation with STAY management entitled "Extended Stay – Undervalued", warning STAY it was susceptible to receiving vulture bids for the entire company.

February 11, 2021
Tarsadia conducts call with Mr. Geoga and suggests the STAY Board should add directors with lodging and asset management expertise

March 15, 2021
STAY cancels scheduled interviews with Tarsadia director nominees and announces entry into Merger Agreement with Blackstone and Starwood

May 7, 2021
Tarsadia files definitive Proxy Statement to solicit against merger approval

August 2020
Tarsadia begins to engage with management of STAY and over next 6 months conducts over 20 calls and meetings

December 22, 2020
Tarsadia requests a call in January 2021 to review the Company's long-term strategy

January 26, 2021
Tarsadia conducts meeting with STAY leadership to discuss Company's real estate and franchise strategies. Tarsadia requests call with Chairman of the Board, Doug Geoga

February 23, 2021
Tarsadia privately submits notice to STAY of intention to nominate three independent candidates with lodging experience to the Board of STAY

March 22, 2021
Tarsadia sends letter to STAY shareholders opposing transaction with Blackstone and Starwood

STAY's Sale is the Result of a Board Hiding From Accountability

Tarsadia's engagement and nomination of directors led STAY's Boards to run an abrupt sale process to avoid a shareholder meeting that would remove existing Board members

Tarsadia Actions



December 22, 2020
Tarsadia requests a call in January 2021 to review the Company's long-term strategy

January 26, 2021
Tarsadia requests call with Chairman of the Board, Doug Geoga

February 11, 2021
Tarsadia conducts call with Mr. Geoga and suggests the STAY Board should add directors with lodging and asset management expertise

February 23, 2021
Tarsadia privately submits notice to STAY of intention to nominate three independent directors to the Board of STAY

STAY stalls on interviewing Tarsadia nominees

January 19, 2021
Blackstone orally expresses interest in acquiring STAY for "$17.00 plus"

February 8, 2021
STAY executes a new employment agreement with CEO Bruce Haase, awarding shares that would increase his compensation upon a change in control

March 2, 2021
BX submits first letter in writing to acquire STAY for $18.75

March 6, 2021
Minority of STAY directors object to BX proposal

March 10, 2021
STAY executes confidentiality agreement with Starwood

March 15, 2021
STAY enters into Merger Agreement with Blackstone and Starwood

13 Days from written offer to definitive agreement

STAY Board and Blackstone Actions

Historical Price Performance

> **The proposed sale to Blackstone and Starwood at $19.50 per paired share (the "Sale"), if completed, would conclude STAY's more than seven years as a public company at a price below its original IPO price of $20.00**



Historical Price Chart of STAY

March 15, 2021: Blackstone and Starwood announce acquisition agreement at $19.50 per share, a mere 15% premium to the prior trading day

November 13, 2013: STAY's IPO at $20.00 per share

Source: Bloomberg.

Wrong Time to Sell

It is the wrong time to sell STAY and end the Company's existence as a publicly traded company

Category	Detail	Page(s)
Beginning of Lodging Cycle	After experiencing a substantial decline in demand in 2020, industry forecaster STR, Inc. projects record-setting increases in demand over the next several years and STAY management projects Hotel EBITDA / Key to rebound 57%	35 – 36
Lodging Stock Returns	US lodging stocks have historically generated the highest returns in the first two years after a lodging recession	37
Blackstone Has Previously Opportunistically Acquired STAY Twice	Blackstone purchased STAY twice (2004 and 2010), each time at the beginning of a lodging cycle, and sold at a substantial gain after Hotel EBITDA / key recovered. It is an odd coincidence that Blackstone has taken the opposite approach to the Boards' guidance at major inflection points in STAY's history; Blackstone has been right every time	38 – 39
Post-COVID, US Real Estate Boards Recognize it is Not Time to Sell	We analyzed 7 post-COVID U.S. real estate M&A situations and observed that 5 of the deals were stock transactions, while one cash deal was rejected despite a 65% premium and the other cash deal was bumped to a 63% premium	40

Wrong Price at Which to Sell

> **The proposed transaction price significantly undervalues STAY and is at a substantial discount to peers**

Category	Detail	Page(s)
Lowest Acquisition Multiple in Recent History	Proposed transaction multiple of 12.0x NTM EBITDA is the lowest in the U.S. lodging space in more than 5 years and lower than the acquisition multiple of prior Blackstone acquisitions of STAY	42
Valuation Discount to Peers	The acquisition multiple of 11.6x 2022E EBITDA values STAY at a 32% discount to its REIT peers	43
STAY Share Buybacks Have Been Above $19.50	During 2018, STAY repurchased $68mm of stock above the $19.50 deal price	44
Real Estate Value Substantially Higher than Deal Price	Based on a 2007 appraisal and more recent selected property appraisals, we believe fair value of STAY's real estate is between $28 and $31 per paired share	45 – 48
Precedent Transaction and Comparable Companies Analysis	Performing a basic precedent transaction and comparable companies' analysis arrives at values ranging from $27.90 to $33.96 per STAY paired share	66

The Sale Process Was Inadequate and Suffered From Fiduciary Disloyalty

The process to sell Extended Stay suffered from numerous failures

Category	Detail	Page(s)
No Other Parties Were Contacted During the Abbreviated Process	Goldman Sachs, STAY's financial advisor, explicitly noted that it did not solicit interest from any parties, and the deal includes a no-shop provision	50 – 58
Boards Did not Negotiate a Good Price	The Boards' "negotiated" increase in the deal price lagged the contemporaneous performance of publicly traded peers and delivers a cash windfall to the buyers	59 – 60
Asset Sales Alternative Not Thoroughly Vetted	The Boards did not complete an assessment of the strategic value of STAY's real estate assets and the potential value accretion to STAY	61 – 62
Flawed Fairness Opinion	Goldman Sachs' fairness opinion deviated from its typical methodology and excluded important analyses typically included in lodging industry transactions	63 – 68
Boards Have Conflicts of Interest	The STAY board has several individuals with significant connections with Blackstone or strong personal relationships with Chairman Doug Geoga	71 – 76
Two Independent Directors Voted Against the Transaction	Two directors voted against the deal and explained the specific reasons why STAY shareholders should oppose the transaction	77 - 78
After Management Team was Incentivized to Sell, it Changed its Standalone Outlook	During merger negotiations with Blackstone, the STAY Board increased the CEO's change-in-control package, twice, for no consideration	79 - 83

Better Alternatives Exist

With a credible, independent board aligned with shareholders, STAY will be able to unlock its full potential via both strong standalone execution and a thorough exploration of all strategic alternatives

Category	Detail	Page(s)
Future Lodging Trends Will Benefit STAY	STAY is well positioned relative to peers to benefit from a number of emerging themes that will serve as tailwinds in the lodging space: affordable housing policies, infrastructure bills and post-COVID travel preferences	85
Standalone Value Creation Opportunities Exist	With the right board composition, management team and strategy, STAY has a variety of value levers across asset sales, franchise growth, capital structure and redeployment of capital	86
Tarsadia Has Recruited World Class Candidates for the Board	When the deal is voted down, Tarsadia intends to run a partial or full slate of directors for election to the Board that can help ensure a profitable future for STAY	87

Fair Value is Substantially Higher

The proposed transaction materially undervalues STAY compared to accepted valuation methods, comps and an improved standalone strategy.

- Please see "Page Detail" for Tarsadia's analysis



Method	Range	Page Detail
Comparable Companies	$27.90 – $33.89	66
Precedent Lodging Transactions	$29.91 – $33.96	66
Extended Stay Industry Peer Cap Rates	$21.90 – $26.28	68
2007 Appraisal Value (Adj. for Portfolio)	$27.88 – $31.44	48
Improved Standalone Strategy	$23.50 – $29.00	86

Deal Price = $19.50



STAY Has Been The Worst Performing Lodging Stock

STAY significantly underperformed its lodging REIT and C-Corp peers from its IPO until its announced deal with Blackstone and Starwood



Total Shareholder Returns from STAY IPO up to Deal Announcement[1]

Lodging REITs — Lodging C-Corps

STAY is the worst performer compared to its lodging peers

STAY	RLJ	CLDT	PEB	DRH	HST	SHO	INN	RHP	CHH	HLT	MAR
(1)%	(1)%	2%	8%	23%	23%	36%	64%	179%	157%	221%	251%

Source: Bloomberg.
1) Total shareholder returns between November 13, 2013 through March 12, 2021. Assumes dividends reinvested in security.

Current STAY Board Oversaw the Company's Valuation Derating

STAY's Board argues that the Sale values Extended Stay at a premium to the Company's historical trading multiple, but that multiple was depressed because of poor performance and oversight

- STAY's Boards point out that the Blackstone-Starwood transaction multiple of 11.6x 2022E EBITDA "represent significant premiums to where Extended Stay has consistently traded over its time as a public company, averaging a 9.5x NTM EBITDA multiple over the five years prior to the pandemic and 9.1x NTM EBITDA for the year prior to the pandemic"[1]

- What the Board fails to recognize is that STAY has historically traded at a discounted valuation multiple relative to peers because of failures in oversight by existing board members

- **STAY was not always valued below its lodging peers**

The Boards' years of strategic missteps and poor execution have directly led to the derating of STAY's valuation multiple. Specific examples include:

- Three consecutive quarters of guidance downgrades after IPO

- Long history of underperforming industry RevPAR growth

- Long history of underperforming industry EBITDA margins

- STAY has failed to execute on its franchise strategy

- Revolving door of senior executives

---

1) STAY press release dated May 14, 2021: "Extended Stay America Responds to Tarsadia and Highlights Compelling Reasons to Support the Transaction with Blackstone and Starwood Capital"

STAY Was Not Always Valued Below its Lodging Peers

In December 2013, STAY was valued above or in-line with lodging peers

- In December 2013, after STAY's IPO, the Company was valued at 14.0x NTM EBITDA, above nearly all of its lodging REIT peers
- STAY also was valued just below the C-Corps average multiple of 14.6x



Lodging Industry Comparables (EV / NTM EBITDA)

Source: Bloomberg, as of December 31, 2013.

Valuation Multiple Contraction

Between 2013 and 2019, STAY's EV / EBITDA multiple contracted 33%, whereas select service REITs and C-Corps saw multiple expansion



Historical Valuation Multiple (EV / NTM EBITDA)[1]

Source: Bloomberg as of December 31, 2013 and 2019.
1) Full Service REITs include: DRH, HST, RHP, RLJ and SHO. PEB is excluded because it was not a public company in 2013. Select Service REITs include: CLDT and INN. C-Corps include: CHH, HLT and MAR.

3 Consecutive Quarters of Reduced Guidance After IPO

In STAY's first three quarters as a public company, it lowered is full year 2014 net income guidance every quarter, resulting in a 21% decline from the $192mm midpoint of its initial guidance



STAY FY 2014 Net Income Guidance History

$176 - $207mm

$174 - $205mm
(1)% decline

$164 - $194mm
(7)% decline

$146 - $155mm
(21)% decline

$151
(21)% decline

Feb. 26, 2014 May 7, 2014 July 31, 2014 Nov. 7, 2014 FY 2014 Actual

Source: Company filings.

History of Underperforming Industry RevPAR Growth

STAY RevPAR has underperformed its peers in 17 of 24 quarters from its IPO in 2014 through 2019

- The only period of outperformance was from Q2 '15 to Q4 '16, when STAY's then controlling shareholders (including Blackstone) were selling

STAY Relative RevPAR Performance vs Peers[1]



Controlling shareholder sell-downs
Periods of underperformance
Periods of underperformance
Basis Points of Change (bps)
800
600
400
200
-
(200)
(400)
(600)
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

1) STR Extended Stay – Lower Segment RevPAR performance.

History of Underperforming Industry EBITDA Margins

Between 2013 and 2019, STAY saw its EBITDA margins decline 186bps while most peers saw an expansion



Lodging REITs - 2013 to 2019 EBITDA Margin Change (bps)[1]

Select Service Lodging REITs

Full Service Lodging REITs

STAY	CLDT	INN	SHO	HST	DRH	RHP
(186)	(86)	247	265	277	314	581

Source: STR and company filings
1) PEB and RLJ excluded because of large scale acquisitions made during this time period that make results not comparable.

STAY Has Failed to Execute its Franchise Strategy

STAY's franchise efforts have disappointed as franchise unit openings have vastly underperformed targets

- At STAY's June '16 investor day, the Company launched a new franchising strategy and set out a target that by 2021, STAY would have 40 new build franchise units and 150 refranchised units from sales of existing owned properties
- As of Q4 '20, STAY had only opened 5 new build franchise units (13% of target)
- As of Q4 '20, STAY had only sold 73 units to be refranchised (49% of target)
- STAY has never hired a full, competent team to execute on its franchise strategy

STAY - 2016 Investor Day New Franchise Strategy Plan


portfolio transformation: becoming asset lighter & improved quality of owned assets
owned
franchised
% owned: 100%
629
35
40
150
150
% owned: 73%
704
190
514
65
30
% owned: 68%
799
255
544
current
owned new builds
franchised new builds
dispositions
refranchised
2021
pipeline
total with pipeline
Target of 40 franchise new builds
Target of 150 refranchised units
owned hotel average property EBITDA increases from $1.1 million in 2015 to $1.6 million in 2021
extended STAY AMERICA
Assumes all dispositions are with franchise agreements
106
building a better future

Revolving Door of Senior Executives

Between July 2014 and September 2020, STAY employed 4 different CEOs and 4 different CFOs

- The constant executive turnover led to confusion over the Company's long-term strategic goals and questions about the Company's governance by public investors

- The three prior CEOs all resigned from the Company on their own accord

CEO	Start Date	End Date	Tenure (Years)	Prior Experience	Decision
Jim Donald	Nov. '13	Aug. '15	1.8	CEO of Starbucks and Pathmark Stores	Resigned as CEO
Gerry Lopez	Aug. '15	Dec. '17	2.4	CEO of AMC Entertainment and President of Starbucks	Resigned as CEO
Jonathan Halkyard	Jan. '18	Nov. '19	1.9	CFO of Extended Stay and CFO of Caesars Entertainment	Resigned as CEO
Bruce Haase	Nov. '19	Present	1.1	CEO of Woodspring Hotels and EVP Global Brands at Choice Hotels	Current CEO

CFO	Start Date	End Date	Tenure (Years)	Prior Experience
Peter Crage	Nov. '13	July '14	0.7	CFO of Cedar Fair
Jonathan Halkyard	Aug. '14	Jan. '18	3.4	CFO of Caesars Entertainment
Brian Nicholson	May '18	Sept '20	2.3	CFO of The Fresh Market, VP Finance Extended Stay
David Clarkson	Sept '20	Present	0.3	VP Finance – Extended Stay

STAY Underperformed the Board's Own EBITDA Target <u>Every</u> Year

For 7 years, the Board set a low bar for performance and yet the Company missed these lowered targets

- EBITDA performance missed the Boards' targets / expectations <u>every</u> year from 2013 to 2019

- Nevertheless, the Board lowered its compensation threshold, sending a message to management that lower EBITDA was acceptable

($mm)	2012	2013	2014	2015	2016	2017	2018	2019	
Actual EBITDA ($mm	$434	$518	$557	$603	$616	$623	$600	$535	
% vs Threshold		12.9%	(0.3)%	2.6%	2.6%	4.0%	0.0%	(2.7)%	
% vs Target		(1.3)%	(7.8)%	(0.6)%	(2.7)%	(1.1)%	(6.3)%	(8.7%	← **Perennial Underperformance**
Threshold		$459	$559	$588	$600	$599	$600	$550	
% vs Prior Year Actual EBITDA		5.8%	7.8%	5.6%	(0.5)%	(2.7)%	(3.7)%	(8.3)%	← **Low Expectations**
Target		$525	$604	$607	$633	$630	$640	$586	
% vs Prior Year		21%	16.5%	9.0%	5.0%	2.3%	2.7%	(2.3)%	

Sources: STAY annual proxy filings.

STAY Has Missed Out on Major Lodging Industry Trends

> **Over the past 7 years, lodging companies have used one of three well understood strategies to enhance value, but STAY has not adopted any of these approaches**

- The major lodging industry strategic trends over the past several years have included:
  1) Franchise unit growth,
  2) M&A or capital recycling programs and
  3) Migration into asset-light or asset-heavy only business strategies (opco or propco)

- **STAY's Boards have failed to execute on these substantial opportunities**

  - STAY had almost no franchise unit growth

  - STAY has conducted a cumulative $650mm in dispositions since 2015 and made <u>zero</u> acquisitions

  - STAY has decided to remain an orphan as an owner-operator and the <u>only</u> lodging company structured as a paired-share

Company	① Franchise Growth	② M&A / Capital Recycling	③ Opco / Propco
Marriott	✓		
Hilton	✓		✓
CHOICE HOTELS	✓		
WYNDHAM HOTELS AND RESORTS	✓	✓	✓
RLJ Lodging Trust		✓	
pebblebrook HOTEL TRUST		✓	
HOST HOTELS & RESORTS		✓	
XENIA HOTELS & RESORTS		✓	
SUNSTONE HOTEL INVESTORS		✓	
extended STAY AMERICA	✗	✗	✗

Missed Strategy Opportunity: Franchise Unit Growth

Since the launch of STAY's franchise program in 2018, the Company has opened 5 new development franchise units through Q4 '20, while competitor Choice Hotels' Woodspring brand has opened 50 units over that same period



Cumulative Organic New Franchise Development (Units Opened)

Sources: STAY and CHH company filings.

Missed Strategy Opportunity: M&A or Capital Recycling Programs 2

Many lodging companies have either pursued M&A or undertaken multi-billion dollar capital recycling programs

M&A Activity

Acquirer	Target
Choice Hotels	WoodSpring Suites – An Extended Stay Hotel
Marriott	Starwood Hotels and Resorts
Wyndham Hotels and Resorts	La Quinta Inns & Suites
RLJ Lodging Trust	FelCor Lodging Trust
Pebblebrook Hotel Trust	LaSalle Hotel Properties

Capital Recycling

Company	Asset Recycling Activity
Host Hotels & Resorts	$3.3bn of dispositions and $1.8bn of acquisitions since 2018
Xenia Hotels & Resorts	$1.1bn of dispositions and $1.5bn of acquisitions since 2015
Sunstone Hotel Investors	$994mm of dispositions and $2.0bn of acquisitions since 2010

Missed Strategy Opportunity: Splitting the Brand from Real Assets ③

Since 2017, several lodging companies have separated their brands from their real assets

Date	Jan 2017	Feb. 2018	May 2018	June 2018
Transaction	Opco / Propco	Opco / Propco	Opco / Propco	Opco / Propco
Description	Hilton spun off asset-heavy hotels and timeshares businesses	Woodspring sold brand to Choice Hotels and assets to Brookfield Properties	LaQuinta brand sold to Wyndham and real estate spun-off into Corepoint REIT	Asset-heavy timeshare business spun-off into its own company
Consolidated Entity	Hilton	WOODSPRING SUITES AN EXTENDED STAY HOTEL	laQUINTA INNS & SUITES	WYNDHAM WORLDWIDE
Brand (Opco)	Hilton	WOODSPRING SUITES AN EXTENDED STAY HOTEL / CHOICE HOTELS	WYNDHAM HOTELS AND RESORTS / laQUINTA INNS & SUITES	WYNDHAM HOTELS AND RESORTS
Real Estate (Propco)	HILTON GRAND VACATIONS / PARK HOTELS & RESORTS	Brookfield	CorePoint Lodging	WYNDHAM •DESTINATIONS

STAY Has Become an Orphan in the US Lodging Landscape (3)

> **The US lodging market has bifurcated itself into two groups: C-Corps (brand owners) and REITs (property owners)**

- Extended Stay America and Hyatt (a controlled company) are the only remaining major lodging companies that own brand and properties

- Extended Stay America is the ONLY remaining single branded company and the ONLY paired shared publicly traded lodging company

	C-Corp (Brands)	Orphans	REITs (Properties)
Asset Strategy	Asset-Light	Hybrid	Asset-Heavy
Representative Companies	Marriott / Hilton / CHOICE HOTELS / WYNDHAM HOTELS AND RESORTS	extended STAY AMERICA / HYATT	HOST HOTELS & RESORTS / PARK HOTELS & RESORTS / APPLE HOSPITALITY REIT / pebblebrook HOTEL TRUST / SUNSTONE HOTEL INVESTORS / CHATHAM LODGING TRUST / RYMAN HOSPITALITY PROPERTIES, Inc. A REAL ESTATE INVESTMENT TRUST

STAY's New Brand Launch Was Inadequately Planned

> **The Premier Suites brand launch had no execution plan and is indicative of poor planning and bad execution**

- On February 26, 2021, STAY announced the launch of a new brand "Extended Stay America Premier Suites" and renaming the core brand "Extended Stay America Suites"

- The STAY management team could not answer even the most basic details about the Premier Suites brand launch

Topic	Questions we asked	Company Response[1]
Prototype Construction Costs	How does the "Premier Suites" prototype differ from prior prototypes with respect to construction costs and format?	No detail
Property returns	Prior prototype margins were 54% to 61%, what should the new target margins be?	No detail
Franchisee returns	Prior prototype returns targeted unlevered cash on cash returns of 12%, what are the new target returns?	No detail
Sourcing partners	Premier Suites will offer: i) signature bedding and ii) free enhanced breakfast. Who are the sourcing partners to ensure consistency and how will they price efficiently on a small unit base of 30 hotels?	"In negotiations" with potential partners
Development stimulus efforts	With a target net-unit-growth ("NUG") of 5% to 7%, which would be above industry peers, does STAY plan to use any incentives such as key-money, discounted royalties or financing that other branded peers use?	No plan to use any incentives
Marketing Strategy	Beyond the $2mm investment in signage to promote the brand, what is the marketing strategy to promote it to customers?	Plan to spend $1mm in incremental digital ads
Franchise Organization Support	Have you developed a franchise services organization to support the forecasted new franchise development units under the Premier Suites brand?	Do not have a leader for the franchise organization; search is ongoing. Have zero franchise support members
Franchise	Have you collaborated with current or future franchisees on the brand launch and what is their feedback?	Did not consult with franchisees and have no feedback as franchisees were posted just before market announcement

1) Tarsadia direct discussion with STAY management on March 2, 2021.



U.S. Lodging Industry Demand is Cyclical

The U.S. lodging industry is characterized by long periods of demand expansion and short, sharp contractions

- Since 1972, there have been five extended periods of relatively robust room demand growth

- After experiencing a substantial decline in demand in 2020, industry forecasts are for record-setting increases in demand in the next three years



U.S. Historical Demand Growth (%)

Expansion periods highlighted in gray

| 1975-1979 Duration = 5yrs | 1984-1990 Duration = 7yrs | 1992-2000 Duration = 9yrs | 2002-2007 Duration = 6yrs | 2010-2019 Duration = 10yrs |

Projected Expansion Period

STAY Hotel EBITDA / Key Grows Significantly During Cyclical Recoveries

> **STAY Hotel EBITDA / key has rebounded between 46% to 108% in prior lodging cycles and STAY management projects it to rebound 57% this cycle**



STAY Annual Property Level EBITDA / Key ($)

Sources: Historical results through 2020 based on various Company filings, including April 9, 2004 proxy, April 8, 2010 bankruptcy examiner report (Docket #0913), annual reports and IPO prospectus. Projections between 2021E and 2025E based on Company's definitive proxy statement filed on April 26, 2021.

Lodging Stock Returns Are Best After a Significant Contraction

U.S. lodging stocks generate the highest returns in the first two years after a lodging recession, and are followed by an additional 2 to 3 years of positive returns



U.S. Lodging Stocks Annual Share Performance (%)[1]

During prior cycles, the first two years after a contraction generated the highest returns, followed by several years of positive returns

Expansion periods highlighted in gray

Source: Bloomberg.
YTD 2021 as of May 14, 2021. Returns are average stock performance of MAR, CHH, HST, RHP and SHO. Assumes dividends reinvested in security.

Blackstone's Investing History in the Lodging Cycle With STAY

> **Blackstone has already purchased STAY twice (2004 and 2010) at the beginning of a lodging cycle and sold at a substantial gain near the end of the lodging cycle, after Hotel EBITDA / key had recovered**

Date	May 2004	April 2007	May 2010	November 2013	March 2021
BX Transaction	Buy	Sell	Buy	Sell	Buy
Description	BX Acquires STAY for $19.625 per share	BX sells to Lightstone in M&A process	BX consortium acquires STAY out of bankruptcy	STAY conducts IPO at $20.00 and trades to $23.87 on the first day	BX and Starwood propose acquiring STAY for $19.50 per paired share
Ent. Value	$3.0bn	$8.0bn	$3.9bn	$7.8bn	$5.8bn
EBITDA Mult (x)[1]	13.1x	12.7x	14.7x	12.9x	11.6x



Historical results through 2020 based on various Company filings, including April 9, 2004 proxy, April 8, 2010 bankruptcy examiner report, annual reports and IPO prospectus.
Projections between 2021E and 2025E based on Company's definitive proxy statement filed on April 26, 2021.
1) Estimated enterprise value to current calendar year EBITDA, except for 2010 (because of bankruptcy) and 2021 (because of COVID), in which cases we used a normalized EBITDA (forward calendar year EBITDA).

STAY Board Guidance is a Contrarian Indicator to Blackstone Actions

> **It is an odd coincidence that Blackstone has taken the opposite approach to the Boards' guidance at major inflection points in STAY's history… and Blackstone has always been right**

	IPO	Investor Day	Current
Date	November 2013	June 2016	March 2021
Board Outlook	BULLISH	BULLISH	BEARISH
Strategy Conveyed	Above market earnings growth	Asset recycling and unit growth	Concerns around business plan execution risk and capital needs
Management Guidance	2013 to 2015E 2-Year EBITDA CAGR of +13.7%	- 150 dispositions to new franchisees - 40 franchise new builds - 35 owned new builds	Uncertainty around asset sales, $750mm of capex required over next 3 years, reducing cash flow
Actual Results	Disappointing growth that missed target by 43% 2013A to 2015A 2-Year EBITDA CAGR of +7.8%	Substantial shortfall from operating targets - 73 dispositions to new franchisees - 5 franchise new builds - 9 owned new builds	TBD
Blackstone Buy or Sell	BLACKSTONE SELLS	BLACKSTONE SELLS	BLACKSTONE BUYS
Blackstone Detailed Action	Blackstone sells down equity stake from 33% to 23% during STAY's first year as a public company	Blackstone sells down equity stake from 21% down to 0.1% over the next 12 months between June 30, 2016 to June 30, 2017	Proposing to acquire STAY

Boards of U.S. Real Estate Companies Are Rejecting Cash Deals

> **Boards are accepting equity transactions because cash deals do not allow shareholders to participate in the potential stock appreciation of a post-COVID recovery**

- Of the other 7 real estate related M&A situations that we reviewed since COVID, all have been unanimous board decisions and 5 have been stock transactions

- There have been two attempted cash deals
  - Paramount Group's board of directors unanimously rejected a cash proposal that would be a 57% to 65% premium because it was "Inadequate and Not in the Best Interest of shareholders"
  - Front Yard Residential buyer had to bump deal price to 63% premium

U.S. Real Estate and Lodging M&A Activity Since COVID (March 2020)

Announce Date	Target	Acquirer	Deal Value ($mm)	Payment Type	Status	Premium	Board Decision
May 4, 2021	Monmouth Real Estate Investment Corp	Equity Commonwealth	$2,809	Stock	Pending		Unanimous
April 29, 2021	VEREIT Inc.	Realty Income Corp.	$16,394	Stock	Pending		Unanimous
April 15, 2021	Weingarten Realty Partners	Kimco Realty Corp.	$5,644	Cash and Stock (91%)	Pending		Unanimous
April 1, 2021	Brookfield Property Partners LP	Brookfield Asset Management	$6,420	Cash and Stock (50%)	Pending	26%	Unanimous
March 15, 2021	Extended Stay America, Inc.	Blackstone & Starwood	$5,789	Cash	Pending	15%	2 directors oppose
Dec. 7, 2020	Ainworth Mortgage Asset Corp	Ready Capital Corp.	$2,145	Cash and Stock (79%)	Closed		Unanimous
Nov. 16, 2020	Paramount Group	BOW Street LLC	$5.685	Cash	Rejected	57% to 65%	Unanimous
Oct. 19, 2020	Front Yard Residential	Ares and Pretium	$2,491	Cash	Closed	36% at launch, then bumped to 63%	Unanimous

Lowest Lodging Cash Acquisition Multiple in Recent History

Proposed transaction multiple of 12.0x NTM EBITDA is the lowest cash acquisition multiple in the U.S. lodging space in more than 5 years and lower than prior acquisition of STAY by Blackstone



Historical Lodging Cash Acquisitions (EV / NTM Adj. EBITDA)

Prior Acquisitions of STAY by BX[1]

Current Deal

Avg = 17.4x

	May '04	May '10	Sept. '15	Mar. '16	May '16	Feb. '18	May '18	Oct. '18	Dec. '18	Mar. '21
Multiple	13.1x	14.7x	16.5x	17.8x	17.8x	16.0x	15.9x	20.1x	17.7x	12.0x
Target	STAY	STAY	Strategic Hotels	Strategic Hotels	Morgans Hotels	Hyatt Portfolio	LaSalle	Two Roads	Belmond	STAY
Acquiror	Blackstone	Blackstone	Blackstone	Anbang Insurance	SBE Ent. Group	Host Hotels	Blackstone	Hyatt Hotels	LVMH	Blackstone
Value ($bn)	$3.0	$3.9	$5.6	$8.1	$0.6	1.0	$4.5	$0.4	$3.2	$5.9

Sources: Belmond proxy filed January 8, 2019, historical transaction multiples provided by Goldman Sachs and J.P. Morgan. STAY company filings.
1) Uses estimated enterprise value to current calendar year EBITDA because NTM estimates were not available and is conservative versus using NTM estimates due to rising earnings environment.

Acquisition Multiple is at a Discount to Public Peers

The acquisition multiple of STAY at 11.6x FY '22E EBITDA still values the Company at a 32% discount to its REIT peers



Lodging Industry Comparables (EV / FY '22E EBITDA)
Lodging REITs
Lodging C-Corps
Avg = 17.0x
Avg = 17.8x
11.6x
14.6x
14.9x
15.1x
15.3x
17.1x
17.4x
18.2x
18.8x
18.9x
20.1x
15.2x
17.7x
18.5x
19.6x
STAY
APLE
INN
RLJ
XHR
SHO
HST
PK
RHP
DRH
PEB
WH
MAR
HLT
CHH

Source: Bloomberg, as of May 14, 2021.

Buybacks Were Conducted Above $19.50 Deal Price

For 8 out of the first 9 months in 2018, the STAY board endorsed share buybacks that averaged above the $19.50 deal price

- Over the course of 2018, STAY's Boards authorized the repurchase of $68mm in stock at a price above $19.50



	Jan-18	Feb-18	Mar-18	Apr-18	May-18	Jun-18	Jul-18	Aug-18	Sep-18
Amount ($mm)	$10.0		$13.9	$16.7	$12.3	$3.8	$2.3	$6.5	$2.8
% of 2018 Total	12%		16%	20%	14%	4%	3%	8%	3%

Source: Company filings.

Real Estate Appraisal from 2007 Indicates Inadequate Value

In 2007, HVS International, performed an appraisal on STAY's assets; even assuming no appreciation in 14 years, the 2007 appraisal implies a real estate value of $27.37 per share value

- In 2007, HVS International ("HVS"), a division of H&R Valuation Services, Inc. performed an appraisal on each of STAY's hotels as part of the CMBS acquisition financing when Blackstone sold STAY to Lightstone Group
- HVS valued STAY's 683 properties at $8.155 billion
- As of Dec. 31, 2020, STAY owned 545 of these hotels and the 2007 appraisal value of these remaining properties was $6.9bn
- The 18 new properties STAY has added have a book value of $222mm, implying a total value of $7.2bn for the Company's 563 properties, which implies a share price of **$27.37**

Real Estate Appraisal Value



$8,155
$1,191
$6,964
$222
$7,187
STAY (2007)
Properies Sold
Remaining Properties
New Properties
STAY (Today)

Hotels	**683**	**138**	**545**	**18**	**563**
Method	**2007 Appraisal**	**Properties Sold**	**2007 Appraisal**	**Book Value**	**2007 Appraisal + Book**
Per Share					**$27.37**

2007 Appraisal is Conservative

STAY has executed on 4 deals and is under contract to sell an additional 4 units at attractive values well above the 2007 real estate appraisal

- In 2018 and 2020, STAY sold two assets for valuations 2.2x to 3.0x above the 2007 appraised values

- STAY recently disclosed in its definitive proxy that it had an additional 6 properties for sale; we believe the valuation is 1.14x above the 2007 appraised values to buyers that would not keep the property as a hotel. Through our industry research, we believe we have correctly identified these 6 properties

- The valuation of the sold properties is $132,296 per key and 1.14x above the 2007 appraisal values

Status	Date	Location	Keys	Net Proceeds	$ / Key Value	2007 Appraised Value ($mm)	Sale Value vs 2007 Appraisal
Closed	March '18	600 Guadalupe Street Austin, TX	101	$44.1	$436,535	$20.4	2.16x
Closed	Nov. '20	1000 Hillview Court Milpitas, CA	146	$63.6	$435,315	$21.0	3.02x
		Subtotal Sales Prior to 2021	**247**	**$107.7**	**$436,032**	**$41.4**	**2.60x**
Closed	Mar. '21	9100 Waterford Centre Blvd. Austin, TX	126				
Closed	Mar. '21	2700 Gracy Farms Lane Austin, TX	115		Information Not Provided by the Company		
Pending	Q2 '21E	507 S. First Street Austin, TX	130				
Pending	Q2 '21E	2300 W. Loop S. Houston, TX	136				
Pending	Q2 '21E	4701 Westheimer Road Houston, TX	110				
Pending	Q2 '21E	7979 Fannin St. Houston, TX	154				
		Subtotal Definitive Proxy Deals	**771**	**$102**	**$132,296**	**$89.4**	**1.14x**

New Independent Appraisal Suggests Value is Higher than 2007 Appraisal

> **An independent appraisal company, Berkadia, that we engaged, valued 6 properties at $227mm (+51% higher than the 2007 appraised values) and indicated there would be significant interest in STAY's real estate portfolio**

- While STAY has refused to retain a real estate broker to help it assess asset sale potential in its portfolio, Tarsadia retained national commercial real estate broker, Berkadia, to help us assess the potential value of certain STAY hotel assets to a multi-family developer

- Berkadia undertook a bottoms-up analysis on 6 specific properties assessing local market rents, expense ratios and potential market demand to estimate the earnings potential of these assets as a multi-family property

- The valuation assumes the developer can generate a mid-teens 3-year IRR using local cap rates to estimate exit values

- Berkadia's valuations imply a $260k / key value (vs Blackstone-Starwood deal at $92k / key) and are 51% higher than the 2007 appraised values

Address	City, State	Keys	2007 Appraisal ($mm)	Advisor Value ($mm)	Advisor Value $/Key ($000s)	% Uplift vs 2007 Value
15805 NE 28th St.	Bellevue, WA	163	$38.4	$46.8	$287k	+22%
11400 Main St.	Bellevue, WA	148	$29.4	$38.5	$260k	+31%
1830 Gateway Dr.	San Mateo, CA	137	$20.1	$49.9	$364k	+148%
330 Cypress Dr.	Milpitas, CA	161	$29.0	$47.6	$296k	+64%
7444 Mission Valley Rd.	San Diego, CA	141	$22.1	$25.5	$181k	+16%
3560 N. Marshall Way	Scottsdale, AZ	121	$11.3	$18.2	$151k	+61%
Total		**871**	**$150.3**	**$226.6**	**$260k**	**+51%**

Real Estate Liquidation Value Substantially Higher than Deal Price

Our real estate liquidation value implies a share price of $28 to $31 per paired share

- We have estimated that STAY's real estate values have increased between 15% to 25% in the 14 years since the 2007 appraisal

- We have also assumed a 12% of gross proceeds tax leakage

	2007 Appraisal	15% Appreciation	25% Appreciation
Real Estate Value	$7,187	$8,265	$8,984
Tax Leakage (12%)	(862)	(992)	(1,078)
Net Value	**$6,325**	**$7,273**	**$7,906**
Net Debt	(2,323)	(2,323)	(2,323)
Equity Value	**$4,001**	**$4,950**	**$5,582**
$ / Share Value	**$22.53**[1]	**$27.88**	**$31.44**
Keys	62,700	62,700	62,700
Ent. Value / Key	$114,625	$131,819	$143,281

 Implied Share Value

1) Equal to $27.37 estimated value less tax leakage

STAY Made No Effort to Invite Potential Acquirors Into the Process

Since July of 2017, the STAY Boards have instructed its financial advisers to reach out to a total of 2 potential acquirers other than Blackstone and Starwood

- The supposed two "potential" acquirers that the STAY Board and its financial advisers reached out to did not even sign a confidentiality agreement to review STAY's prospects



May 2021
Present day
July 2017
Approached 1 potential acquiror, which declined engagement
March 2020
World Health Organization declares COVID-19 a "pandemic". U.S. hotel industry experiences largest YoY RevPAR declines in history
2017
2018
2019
2020
2021
July 2018
Approached 1 potential acquiror, which declined engagement

Source: Company's definitive proxy filed April 26, 2021.

No Solicitation of Bids Since July 2018

Goldman Sachs was retained as STAY's financial adviser on June 1, 2020, but did not reach out to a single party about acquiring the Company

"Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Paired Entities or any other alternative transaction."



Goldman Sachs

Source: Company's definitive proxy filed April 26, 2021.

STAY's Approach to this Sale Process Differs Markedly From Its 2007 Process

> **When Blackstone controlled the sale process of Extended Stay in 2007, the Company conducted a very different and thorough process**

- Despite the deal being $2 billion smaller in 2021 than in 2007, the Company is claiming there were no parties to contact to test interest in the transaction

	(Blackstone) 2007 Sale Process[1]	**(NYSE: STAY) 2021 Sale Process[2]**	**Commentary**
Parties Contacted	~150 potential investors contacted	Zero outreach to parties	Boards did not make any effort to solicit bids for the Company
NDAs Executed	Over 30 parties signed NDAs	Zero parties outside of the two buyers signed NDAs	When Blackstone sold the Company, it was able to find over 30 parties to review an acquisition, but the Boards claim they couldn't find a single potentially interested party
Availability of Financing	Sellers arranged for staple financing up to $6.8bn available to any potential buyer	No financing offered	The prior sale process supported bidder interest by arranging financing, this time the Boards did nothing to attract buyer interest

1) Information from Extended Stay, Inc. April 8, 2010 bankruptcy examiner report (Docket #0913)
2) Information from STAY proxy filed April 26, 2021.

In Recent Lodging Transactions, There Has Always Been Significant Outreach and Interest

Other sale processes involved substantial outreach and bidder interest, as indicated in the proxy statements of prior transactions

- The number of parties contacted range from 17 to 180

- When Blackstone sold STAY to Lightstone Group in April 2007, that process involved reaching out to 150 potential acquirers



Parties Contacted During Sale Process

		17	20	20	30	127	150	180
	0							
Ann. Date	March '21	Sept. '15	May '18	April '17	March '16	Dec. '18	April '07	May '16
Target	Extended Stay America	Strategic Hotels & Resorts	LaSalle Hotel Properties	Felcor Lodging Trust	Starwood Hotels & Resorts	Belmond Ltd.	Extended Stay America	Morgans Hotel Group
Adviser(s)	GS	JPM	GS, Citi	BCAP, BAML	Citi, Lazard	GS, JPM	BAML, Bear Stearns	MS
Deal Value ($bn)	$5.9	$5.6	$4.5	$2.5	$13.0	$3.2	$8.0	$0.6

Sources: Definitive Proxy of each transaction.

Low Rate Environment Makes STAY Attractive to Investors

With record low interest rates and compressed credit yields, STAY's durable free cash flow should be attractive to a broad set of institutional investors and pension funds

US 10-Year Treasury Rate (%)



US Credit Spreads (bps) [1]



1) ICE BofA US High Yield Index Spreads

Private Equity Dry Powder For Acquisitions Has Increased

Private equity has over $1.9 trillion in dry powder available to make acquisitions and should have been contacted about STAY's sales process

Global Private Equity Dry Powder ($USD bn)



N. America Private Equity Dry Powder ($USD bn)



Source: Preqin

STAY's Sale Process Was Rushed

STAY's sale process was the shortest of any lodging company since at least 2015

- The median duration of comparable lodging sale processes was 174 days, 3.2x as long as the abridged 55 day process that STAY's Boards oversaw



Duration of Sale Process (Days)
614
217
200
Median = 174 Days
144
148
77
55
Extended Stay America
LaSalle Hotel Properties
Belmond Ltd.
Strategic Hotels & Resorts
Starwood Hotels & Resorts
Felcor Lodging Trust
Morgans Hotel Group

Sources: Definitive Proxy of each transaction.

Removal of Go-Shop Provision For *De Minimis* Value

> **After not reaching out to any potential competing acquirers, the STAY Boards' gave up the "go-shop" provision for 25 cents per paired share, a de minimis 1% increase in the deal price**

- At the March 6, 2021 meeting when it was decided that STAY would engage Blackstone in discussions, the Boards' insisted that a "go-shop" provision was to be included in the agreement, permitting the Paired Entities to solicit alternative proposals, in recognition of the Boards' intention not to solicit any other potential buyer interest prior to signing

- But, on March 13, 2021, Blackstone orally conveyed to STAY's financial advisor, Goldman Sachs, that it would increase its bid from $19.25 to $19.50 in exchange for the elimination of the "go-shop" clause

- In return for $0.25 (a +1.3% increase in the bid price), the STAY Boards gave up their opportunity to reach out to any potential competing bidders

Starwood Capital Has Strong Strategic Interest in Acquiring STAY

> Starwood is a strategic buyer that can generate synergies from an acquisition of STAY, but the Boards' allowed Starwood to partner with Blackstone rather than soliciting Starwood as a competing bidder

Starwood History in Extended Stay Industry

- May 2010: After 19 hours and 11 rounds of bidding, Starwood loses bankruptcy court auction for Extended Stay America to a Blackstone, Centerbridge Partners and Paulson & Co. consortium[1]

- October 2012: Starwood acquires InTown Suites portfolio from Kimco Realty Group for $735mm, comprised of 138 extended stay properties with ~18,000 rooms across 21 states.

- May 2015: Starwood acquires InTown Suites portfolio from Mount Kellett Capital Management LP, comprised of 50 extended stay properties with ~6,106 rooms

- April 2020: Starwood files a 13D in STAY, announcing it holds 8.5% of the Company's shares

- March 10, 2021: Starwood negotiates a confidentiality agreement with STAY and **completes its due diligence of the Company in 4 days** and joins Blackstone in acquisition of the Company

1) https://www.travelweekly.com/Travel-News/Hotel-News/Starwood-Capital-fails-in-bid-for-Extended-Stay

STAY and InTown Suites Synergies

- The strategic rationale of an InTown Suites and STAY merger would be to rebrand STAY's lowest Average Daily Rate ("ADR") rooms into InTown Suites branded properties

- STAY's brand would benefit from removing brand diluting properties from its system and reducing its capex needs

- InTown would benefit by increasing the number of units in its system, cost savings from economies of scale and leveraging STAY's infrastructure

2019A Results	InTown Suites	extended STAY AMERICA
Properties	196	557
ADR	$40.67	$67.97
Occupancy	82.1%	76.7%
RevPAR	$33.39	$52.16
Room Sales	$304	$1,196
NOI (a)	$162	$590
% margin	53.3%	49.3%

Boards Did Not Negotiate a Good Price

The Boards' "negotiated" increase in the deal price lagged the performance of publicly traded peers

- The Boards claim they "thoroughly negotiated with Blackstone and Starwood to reach this offer value"[1]

- Blackstone increased its offer value 15% from its initial price indication

- However, the increase in consideration the Boards negotiated (+15%) lagged the average increase in share price that select service REITs (+18%) and full service REITs (+21%) experienced over that same time period as markets rallied



Share Performance Between January 19 and March 12, 2021[2]

STAY Deal Price Increase	Select Service REITs	Full Service REITs	C-Corps
15%	18%	21%	13%

Source: Bloomberg.
1) STAY press release dated April 26, 2021.
2) Select Service REITs include: APLE, CLDT and INN. Full Service REITs include: DRH, HST, PEB, PK, RLJ, SHO and XHR. C-Corps include: CHH, HLT, MAR and WH.

Buyers Are Receiving $1.00 per share Windfall

Over $175mm in capital returns will be paid to the Company in the next several months via contractual asset sales and a federal tax return

- During STAY's Q4 '20 earnings call on February 26, 2021, the Company noted that it would be receiving "a federal tax refund of between $70 million and $75mm in mid 2021"

- In STAY's preliminary proxy filed on April 13, 2021, the Company for the first time informed shareholders that it had six hotels then under contract and which were expected to be sold in 2021 for $102 million. Furthermore, they noted that these proceeds were "assumed to be paid out as special dividends" to shareholders

- These asset sales and tax returns are the assets of STAY's public shareholders, not its potential new private equity owners

Summary of STAY Capital Returns

	Amt ($mm)	$ / Share
Contracted Asset Sales	$102	$0.57
Tax Refund	$75	$0.42
Total	**$177**	**$1.00**

Accretive Asset Sales Alternative Not Thoroughly Vetted

The Boards did not perform a thorough assessment of the strategic value of STAY's real estate assets, which could generate $1.6bn to $2.1bn in gross proceeds

- According to the Company's Proxy Statement, at a February 5, 2021 board meeting following the Blackstone expression of interest, the Boards specifically considered the sale of 156 hotels at "average multiples of 2019 adjusted EBITDA of 14.0x, 16.0x and 18.0x, resulting in illustrative total sale proceeds to the Paired Entities of approximately $1.6 billion, $1.9 billion and $2.1 billion."[1]

- The Boards also considered a scenario where assets would be sold at "average multiples of 18.0x 2019 adjusted EBITDA, resulting in illustrative total sale proceeds to the Paired Entities of approximately $1.1 billion" [1]

- Despite these asset sale strategies having the potential to create substantial value to STAY shareholders, the Company's Proxy Statement indicates that "no conclusions were reached at this meeting with respect to potential next steps, and the Boards determined to discuss the topic at their next regularly-scheduled board meetings several days later."

- We do not believe the Boards review of asset sale scenarios were an academic exercise; multiple buyers have attempted to acquire assets from the Company in the past to no avail.

Summary of Board Asset Sale Scenarios

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Properties	156	156	156	Unknown
Implied EBITDA ($mm)	$117	$117	$117	$61
2019A EBITDA Mult (x)	14.0x	16.0x	18.0x	18.0x
Gross Proceeds ($bn)	$1.6	$1.9	$2.1	$1.1

The Company's Proxy Statement makes no further mention of the planned follow-up discussion on the real estate sales; did the Board ever conclude this critical analysis of an alternative to a cash sale of the Company?

1) STAY definitive proxy filed April 26, 2021

Potential Upside from Accretive Asset Sales

> **The asset sale scenarios discussed would result in adjusted funds from operations ("AFFO") accretion of 16% to 42% and would potentially have a material impact on the resting share price**

- Performing a scenario analysis of the Boards' asset sales scenarios that would generate gross proceeds of $1.6bn, $1.9bn and $2.1bn results in attractive value accretion

- With a target pro forma leverage increasingly slightly from 4.6x to 5.0x and utilizing excess proceeds to buyback stock at $19.00 results in AFFO accretion of 16% to 42%

($mm)	Pre-Deal	Scenario 1	Scenario 2	Scenario 3	Comments
2019A EBITDA of Sold Units		$117	$117	$117	
EBITDA Multiple		14.0x	16.0x	18.0x	< STAY proxy multiples[1]
Gross Proceeds ($mm)		**$1,638**	**$1,872**	**$2,106**	**< STAY proxy proceeds[1]**
Net Proceeds ($mm)		$1,441	$1,647	$1,853	< Assumes 12% tax leakage[2]
2022E EBITDA	$500	$390	$390	$390	
AFFO	$311	$247	$247	$247	
AFFO / Share	$1.75	$2.03	$2.23	$2.48	
% accretion		16%	28%	42%	< AFFO accretion from buybacks
Shares	178	118	111	104	< Reduced from buybacks
Net Debt	2,323	1,952	1,952	1,952	
Net Leverage	4.6x	5.0x	5.0x	5.0x	< Target net leverage of 5.0x

1) STAY definitive proxy filed April 26, 2021, page 53
2) STAY noted that sale of Milpitas property in November 2020 resulted in $7mm of taxes on $65mm of gross proceeds (11% tax)

The STAY Board Relied Upon a Flawed Fairness Opinion

Goldman Sachs, STAY's financial adviser, failed to conduct a comparison of STAY's valuation to publicly traded peers or precedent transactions

- In each of the six significant acquisitions of U.S. lodging companies dating back to 2015, the financial advisers <u>always</u> included a precedent transaction analysis or comparable companies analysis

- It is also notable that when STAY was sold to Blackstone in March 2005, Morgan Stanley, the Company's financial adviser at the time, included a comparable companies analysis

Ann. Date	Acquiror	Target	Financial Advisers	Selected Precedent Transaction Analysis	Comparable Companies Analysis
March '21	**Blackstone**	**Extended Stay America**	**Goldman Sachs**	✕	✕
Dec. '18	LVMH Moet Hennessy	Belmond Ltd.	Goldman Sachs, J.P. Morgan	✓	
May '18	Blackstone	LaSalle Hotel Propeties	Goldman Sachs, Citigroup	✓	
April '17	RLJ Lodging Trust	Felcor Lodging Trust	Bank of America	✓	✓
May '16	SBE Entertainment Group	Morgans Hotel Group	Morgan Stanley		✓
March '16	Marriott	Starwood	Citibank, Lazard		✓
Sept. '15	Blackstone	Strategic Hotels and Resorts	J.P. Morgan		✓
March '05	**Blackstone**	**Extended Stay America**	**Morgan Stanley**		✓

Sources: Definitive Proxy of each transaction.

Goldman Sachs Deviated from Its Typical Methodology

In every fairness opinion issued by Goldman in cash deals for real estate companies since 2017, Goldman used a precedent transaction analysis or comparable companies analysis

- The only exception in the last 4 years of Goldman Sachs fairness opinions in the real estate space has been Extended Stay America

Ann. Date	Acquiror	Target	Financial Adviser	Selected Precedent Transaction Analysis	Comparable Companies Analysis
March '21	**Blackstone**	**Extended Stay America**	**Goldman Sachs**	✗	✗
July '19	NorthStar Realty Europe Corp.	AXA Real Estate Investment Managers	Goldman Sachs	✓	
Dec. '18	LVMH Moet Hennessy	Belmond Ltd.	Goldman Sachs	✓	
May '18	Blackstone	LaSalle Hotel Propeties	Goldman Sachs	✓	
April '18	Quality Care Properties, Inc.	Welltower, inc.	Goldman Sachs	✓	
Nov '17	GGP, Inc.	Brookfield Property Partners LP	Goldman Sachs	✓	✓
Feb. '17	Silver Bay Realty Trust Corp.	Tricon Capital Group, Inc.	Goldman Sachs		✓

Sources: Definitive Proxy of each transaction.

STAY Recognizes the Relevance of Peer Comparisons for Pay and rTSR

It is customary to compare a proposed deal's value to the trading multiples of peer companies; STAY uses peer comparisons for compensation purposes, but its financial advisor failed to analyze the proposed deal compared to the valuation of those peers

Tarsadia Valuation Peers	STAY Compensation Peer Group	STAY relative Total Shareholder Return ("rTSR") Peers
DIAMONDROCK HOSPITALITY	✓	✓
RYMAN HOSPITALITY PROPERTIES, INC. A Real Estate Investment Trust	✓	
PARK HOTELS & RESORTS	✓	
SUNSTONE HOTEL INVESTORS	✓	✓
SUMMIT HOTEL PROPERTIES		✓
HOST HOTELS & RESORTS	✓	✓
XENIA HOTELS & RESORTS	✓	
RLJ Lodging Trust	✓	✓
APPLE HOSPITALITY REIT	✓	

Sources: STAY annual proxy filed April 23, 2020.

Illustrative Precedent Transaction and Comparable Companies Analysis

Performing a basic precedent transaction and comparable companies' analysis arrives at values ranging from $27.90 to $33.96 per STAY paired share

Selected Precedent Transaction Analysis

- We reviewed the last 5 years of notable cash acquisitions in the lodging space and observed a historical EV / NTM EBITDA multiple range between 15.9x and 20.1x with an average of 17.4x

- In our analysis, we use a range of 15.9x and 17.4x 2022E EBITDA to arrive at a valuation range of $29.91 to $33.96 per share

	Low	High
NTM EBITDA	$481	$481
Multiple (x)	15.9x	17.4x
Enterprise Value	$7,640	$8,359
Net Debt	(2,323)	(2,323)
Equity	$5,317	$6,036
Value / Share	$29.91	$33.96

Comparable Companies Analysis

- We reviewed the EV / 2022E EBITDA trading multiples across a range of lodging REITS and observed a range between 14.6x to 18.9x, with an average of 16.7x

- In our analysis, we use a range of 14.6x and 16.7x 2022E EBITDA to arrive at a valuation range of $27.90 to $33.89 per share

	Low	High
2022E EBITDA	$500	$500
Multiple (x)	14.6x	16.7x
Enterprise Value	$7,282	$8,347
Net Debt	(2,323)	(2,323)
Equity	$4,959	$6,023
Value / Share	$27.90	$33.89

Excluded Comparable Valuation Analysis Reveals Higher Values

Performing a comparable companies and selected precedent transaction analysis leads to implied prices of $27.90 to $33.96, significantly higher than the other analyses included in Goldman's fairness opinion



Fairness Opinion – Summary of Valuation Analysis

	$5.00 $10.00 $15.00 $20.00 $25.00 $30.00 $35.00	

Analysis Included in Goldman Fairness Opinion
- Present Value of Future Share Price: $12.62 – $21.48
- Discounted Cash Flow: $15.26 – $22.47
- Premia: $19.76 – $25.47

Analysis Excluded from Goldman Fairness Opinion
- Comparable Companies: $27.90 – $33.89
- Selected Precedent Transactions: $29.91 – $33.96

Woodspring Sale is a Private Transaction Comp that STAY Overlooked

> **STAY is a more attractive asset than Woodspring and valued at a 9.0% to 8.0% cap rate implies a per share value of $21.90 to $26.28**

- Woodspring Suites is an extended stay focused brand that had a total of 241 units as of 2017 (102 owned & 139 franchised)

- In December 2017, private equity firm Lindsay Goldberg sold a portfolio of 92 Woodspring Suites hotels to Brookfield Asset Management for $690mm, implying a 9.0% cap rate on underwritten net operating income of $62.0mm

- STAY warrants a premium to Woodspring's valuation because of its more established brand and higher exposure to the attractive California real estate market

Woodspring vs STAY Comparison

Operating Metrics (a)	WOODSPRING SUITES AN EXTENDED STAY HOTEL	extended STAY AMERICA
Hotels	92	~563
Top States	FL (18%) TX(11%) OH (8%) AL (7%)	CA (16%) FL (10%) TX (8%) IL (6%)
Occupancy	85.0%	76.7%
ADR	$38.35	$67.97
RevPAR	$32.59	$52.16
Financials (b)		
Fiscal Year	2017	2022E
Revenue	$135.7	$1,215
NOI	$62.0	$589
% margin	45.7%	48.5%

STAY Valuation Sensitivity

	Low	Mid	High
Hotel EBITDA	$589	$589	$589
Mgmt Fee (c)	(30)	(30)	(30)
PF Hotel NOI	**$559**	**$559**	**$559**
Cap Rate	9.0%	8.5%	8.0%
Value	**$6,216**	**$6,582**	**$6,993**
Net Debt	(2,323)	(2,323)	(2,323)
Equity	$3,893	$4,259	$4,670
Value / Share	**$21.90**	**$23.96**	**$26.28**

a) Operating metrics for Woodspring as of December 2017 and Extended Stay America as of December 31, 2019
b) STAY 2022E projected financials from Company's definitive proxy filed on April 26, 2021.
c) Assumes a 2.5% management fee on assets, implying $30mm, which is approximately 1/3 of STAY's corporate overhead costs.

The Sale Process Was Fatally Flawed

With so many process errors, shareholders should reject the proposed deal

Summary of Sale Process	Grade
▪ Only reached out to 2 other potential acquirers over past 4 years	**FAILED**
▪ Did not solicit any potential acquirers since July 2018	**FAILED**
▪ No staple financing offered despite cash flow resilience demonstrated through COVID	**FAILED**
▪ Negotiated price increases that did not keep pace with recovering equity markets / peer valuations	**FAILED**
▪ Accretive asset sales alternative not thoroughly vetted	**FAILED**
▪ Directors accepted a flawed fairness opinion	**FAILED**
▪ "Go-shop" provision was removed for de minimis value	**FAILED**
▪ Blackstone was allowed to partner with Starwood Capital, removing the most apparent competing acquirer for the Company	**FAILED**



The STAY Boards Are Conflicted

The STAY Boards continue to be comprised of private equity appointed directors, and their associates, rather than truly non-conflicted directors

- Several directors are holdovers from Blackstone's prior ownership period and have recruited their associates to the Boards
- Other directors have relationships with Blackstone through other business dealings, which we believe make them conflicted

Extended Stay America, Inc. (C-Corp)

Name		Disqualifying Relationship	Board Status
Bruce Haase (CEO)		**Company executive**	Conflicted
Douglas Geoga (Chair)		**Blackstone Relationship**	Conflicted
Kapila Anand		**Doug Geoga relationship**	Conflicted
Thomas O'Toole		**Doug Geoga relationship**	Conflicted
Jodie McLean		**Blackstone financial relationship**	Conflicted
Richard Wallman		**N/A**	Independent
Ellen Keszler		**N/A**	Independent

ESH Hospitality, Inc. (REIT)

Name		Disqualifying Relationship	Board Status
Bruce Haase (CEO)		**Company executive**	Conflicted
Douglas Geoga (Chair)		**Blackstone Relationship**	Conflicted
Kapila Anand		**Doug Geoga relationship**	Conflicted
Lisa Palmer		**Blackstone relationship**	Conflicted
Steven Kent		**N/A**	Independent
Neil Brown		**N/A**	Independent
Simon Turner		**N/A**	Independent

Douglas Geoga – A Conflicted Chairman

We believe Mr. Geoga's undisclosed relationships with Blackstone disqualifies him from independently representing public shareholders



Prior Experience

- Current: CEO of Salt Creek Hospitality, a privately-held firm engaged in making investments in the hospitality industry

- Until July 2006: President of Global Hyatt Corporation

Conflict Summary

- Mr. Geoga was appointed to the board of STAY by the Company's prior private equity sponsors, including Blackstone and Centerbridge

- Mr. Geoga has strong business ties with the prior private equity sponsors, including acquiring a +$600mm portfolio of hotels from Blackstone and co-investing in a manufactured housing transaction with Centerbridge while he was a director STAY

- Mr. Geoga leveraged his position as Chairman of the Board to recruit former employees (Thomas O'Toole) and associates (Kapila Anand) from his time at Hyatt to cement his control over the STAY board

Undisclosed Background Information

- December 2004: Hyatt Corporation (where Mr. Geoga was President) acquired the AmeriSuites hotel chain from Blackstone for more than $600 million.[1,2]

  - "Within its category, we expect this new segment of our business to reflect Hyatt's reputation for high quality customer experiences and accommodations, innovation and leading-edge technology," said Doug Geoga

- August 2014: STAY IPO prospectus notes: "Mr. Geoga was appointed by the Sponsors to serve on the board of directors of the Corporation."[3]

1. https://www.blackstone.com/press-releases/article/hyatt-corporation-announces-acquisition-of-amerisuites-hotels/
2. https://www.wsj.com/articles/SB110255436928295172
3. STAY prospectus filed October 7, 2013. "Sponsors" collectively refers to Centerbridge Partners, L.P., Paulson & Co. Inc. and the Blackstone Group, L.P. and their affiliates.

Thomas O'Toole – Former Employee of Mr. Geoga

We believe Mr. O'Toole's prior role as a subordinate to Mr. Geoga compromises his ability to represent independent shareholders in the board room



Prior Experience

- 1995 to 2008: Various positions at Hyatt hotels Corporation, including Chief Marketing Officer and Chief Information Officer

- 2010 to 2016: Various positions at United Airlines, including Chief Marketing Officer and President of MileagePlus Holdings, LLC

Conflict Summary

- Mr. O'Toole's prior working relationship as a subordinate reporting to Mr. Geoga compromises his effectiveness as an independent director in the STAY boardroom

- Mr. O'Toole's appointment of the board based on his pre-existing relationship with the Chairman is further evidence of the existing Board's insular approach towards corporate governance

Undisclosed Background Information

- Mr. O'Toole was an employee at Hyatt Hotels Corporation from 1995 to 2008 where he held roles including Chief Marketing Officer and Chief Information Officer that overlapped with Mr. Geoga's time as President of Hyatt[1]

1. Extended Stay America, Inc. annual proxy filed April 23, 2020.

Kapila Anand – Former Contractor to Mr. Geoga

We believe Ms. Anand's prior role as a contractor working for Mr. Geoga at Hyatt compromises her ability to represent independent shareholders in the board room



Prior Experience

- 1989 to 2016: KPMG Partner

Conflict Summary

- Ms. Anand's prior working relationship as an adviser working for Mr. Geoga compromises her effectiveness as an independent director in the STAY boardroom

- Ms. Anand's appointment to the board based on her pre-existing relationship with the Chairman is further evidence of the existing Board's insular approach towards corporate governance

Undisclosed Background Information

- Ms. Anand's LinkedIn profile reveals that she was an "Advisor" to Hyatt Hotels Corporation from 1989 to 2013 (during Mr. Geoga's time as President there).[1]

1. https://www.linkedin.com/in/kapila-anand-60800912/

Jodie McLean – CEO of Blackstone Portfolio Company

We believe Ms. McLean's position as CEO of a Blackstone portfolio company should have required her to recuse herself from voting on the proposed transaction



Prior Experience

- 1990 to Present: Various positions at EDENS, a private commercial real estate company. She was named Chief Investment Officer in 1997, President in 2002 and CEO in 2015

Conflict Summary

- Ms. McLean is the CEO of EDENS, a private company in which Blackstone owns a 29% stake

- Blackstone's substantial equity ownership stake and co-investment as a limited partner in EDENS makes it impossible for Ms. McLean to represent the best interests of independent shareholders when reviewing any proposal from Blackstone

Undisclosed Background Information

- December 2013: Blackstone announced a $718 million investment for a 29% stake in EDENS. Blackstone reportedly invested a total of $968 million in EDENS, including its share of expansion capital.[1]

1. https://www.wsj.com/articles/SB10001424052702304367204579268750857671902

Lisa Palmer – Legacy Blackstone Relationship

We believe Ms. Palmer's transaction history and overlapping board tenure with Blackstone compromises her ability to represent independent shareholders



Prior Experience

- 1996 to Present: Various positions at Regency Centers Corporation, including, CFO, President and CEO

Conflict Summary

- Ms. Palmer sold a portfolio of assets to a Blackstone JV in August of 2013, then was appointed to the board of STAY within the next year when Blackstone controlled a 23% stake in STAY and had two Blackstone employees on the Boards

- Blackstone's historical business relationships and influence during the time of her appointment to the STAY board compromises her ability to assess whether the Blackstone – Starwood acquisition proposal is in the best interests of all shareholders

Undisclosed Background Information

- August 2013: Regency Centers, where Ms. Palmer is CFO, sells a portfolio of seven grocery-anchored shopping centers to a joint venture between Blackstone Group and real estate investment trust DDR Corp for $332 million.[1]

1. https://www.reuters.com/article/us-regencycenters-idUSBRE97C0XV20130813

2 of 5 Truly Independent Directors Voted AGAINST Deal

Neil Brown and Simon Turner voted against the deal as directors of ESH

Extended Stay America, Inc. (C-Corp)

Name		Disqualifying Relationship	Board Status
Bruce Haase (CEO)		**Company executive**	Conflicted
Douglas Geoga (Chair)		**Legacy sponsor appointee**	Conflicted
Kapila Anand		**Doug Geoga relationship**	Conflicted
Thomas O'Toole		**Doug Geoga relationship**	Conflicted
Jodie McLean		**Blackstone financial relationship**	Conflicted
Richard Wallman		**N/A**	Independent
Ellen Keszler		**N/A**	Independent

ESH Hospitality, Inc. (REIT)

Name		Disqualifying Relationship	Board Status
Bruce Haase (CEO)		**Company executive**	Conflicted
Douglas Geoga (Chair)		**Legacy sponsor appointee**	Conflicted
Kapila Anand		**Doug Geoga relationship**	Conflicted
Lisa Palmer		**Blackstone relationship**	Conflicted
Steven Kent		**N/A**	Independent
Neil Brown		**N/A**	Independent
Simon Turner		**N/A**	Independent

Independent Directors Against Deal

Neil Brown and Simon Turner not only voted against the deal, but detailed the specific reasons why STAY shareholders should oppose the transaction

 **Neil Brown**

 **Simon Turner**

Category	Detailed Concern from Dissenting Directors[1]
Wrong Price	"The approximately 15% premium to the paired shares' last closing price […] was insufficient"
Wrong Time	"This was not the appropriate time to sell the Paired Entities, in light of the recent rebound in stock prices in the hotel sector, potential for further recovery given the expected U.S. federal stimulus plan spending and increasing COVID-19 vaccinations, the low interest rate environment"
Poor Sales Process	"Concern with Blackstone and Starwood insisting on an increase to the lower termination fee from approximately 1.25% of the Paired Entities' equity value to 1.75% in connection with their agreeing to raise the merger consideration from $19.25 per paired share to $19.50 per paired share"
Better Alternatives Exist	"[T]he current management team had not yet had an opportunity to fully impact the results of the Paired Entities and could generate superior value by executing their business plan"

1) Pages 62 and 63 from STAY's definitive proxy filed on April 26, 2021.

STAY's Boards Increased the CEO's Change-in-Control Payments Twice During Negotiations

During merger negotiations with Blackstone, the STAY board first awarded CEO Bruce Haase additional shares that would increase his compensation upon a change in control, then gave him a valuable tax gross-up

- According to the Company's proxy statement, Blackstone approached STAY regarding an acquisition price of "$17.00 plus" on January 19, 2021
- Less than two weeks later, on February 8, CEO Bruce Haase entered into a new employment agreement that increased his base salary from $100,000 to $500,000 and included a new grant of 115,966 restricted stock units "RSUs", plus eligibility for an annual grant of 100,000 RSUs
- This agreement did not provide for tax gross-ups
- On March 14 – the day that the parties executed the merger agreement – STAY's board approved tax gross-up arrangements with its executives, including Mr. Haase
- In exchange for these gross-ups, which totaled nearly $9 million, the board received nothing in return
- "Last minute" gross-ups are highly unusual; a study from Sullivan & Cromwell[2] identified only 25 such examples from nearly 400 transactions reviewed between 2014 and 2017
- Mr. Haase will have been paid a severance payment over $16mm for 15 months of work

Change-in-Control Payments to STAY CEO ($mm)[1]



$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
+146%
$6.7M
$0.0
$4.0
$2.7
$16.4M
$5.0
$0.3
$8.1
$3.0
April 2020
April 2021
Cash Severance
Equity
All Other
Gross-Up

[1] Source: Company filings. "All Other" compensation includes both "Perquisites/Benefits" and "Other" compensation as defined in the merger proxy statement.
2 Source: Friestedt, Matthew, et al. "Prevalence of Section 280G Gross Ups in Recent M&A Deals." The M&A Lawyer, vol. 22, no. 2, 2018, pp. 6–21, www.sullcrom.com/files/upload/Friestedt_Bander_Nwankwo_TheMandALawyer_February2018.PDF.

STAY Board Previously Had a Policy AGAINST Tax Gross-Ups

In STAY's 2019 annual proxy, STAY outlined its compensation practices, specifically noting that STAY had no "tax gross-ups"

Section from STAY Most Recent Annual Proxy[1]

Compensation Practices & Policies

We believe our compensation practices and policies promote sound compensation governance and are in the best interests of our shareholders and executives:

We do have:	We don't have:
Heavy emphasis on variable compensation	Significant perquisites
Performance-weighted long-term incentive awards	"Single-trigger" termination payments upon a change in control
Shareholder-centric stock ownership guidelines	Hedging of Corporation stock
Clawback provisions	Pledging of Corporation stock
Independent compensation consultant	Multi-year guarantees for salary increases
Regular risk assessments	Tax gross-ups on termination payments following a change in control
"Double-trigger" termination payments upon a change in control	Executive agreements
Annual reviews of share utilization	



STAY pre-deal approach to tax gross-ups

1) Filed April 23, 2020

Bruce Haase Outlook - Before & After Merger Agreement Part 1

Bruce Haase's outlook for STAY after the merger agreement (and his enhanced compensation arrangements) represent a complete reversal of the views he expressed to shareholders just weeks earlier

	Q4 '20 Earnings Transcript – February 26, 2021	Citibank Conference – March 8, 2021[1]	Definitive Proxy – April 26, 2021
FY 2021 Capex	**Before: FY '21 capex of $165mm to $175mm** "For the full year, we expect capital expenditures in the range of a $165 to $175 million"		**After: +24% increase in FY '21 capex spend to $211mm** FY 2021 capex = $211 million
Asset Sales	**Before: Significant asset sale opportunity at accretive multiples** "We're encouraged and optimistic with the progress of our asset disposition initiative, and we believe there are significant additional opportunities in our REIT to transact at highly accretive multiples" "We will transact at multiples substantially in excess of the trading multiples of the company. We have a number of such assets now under contract that we expect to close in the coming months and quarters."	**Before: Asset sales at accretive multiples and hidden value in portfolio** "I think we're going to demonstrate performance when we sell assets at highly accretive multiples and prove to the market there is hidden value in our portfolio."	**After: Significant risks associated with asset sales** "A realistic assessment of the incremental value creation potential of the Company's asset disposition program, which was informed by management's extensive practical experience with the risks inherent in transactions that involve a conversion from a hotel to an alternative use."
Capital Returns	**Before: Opportunities to return excess capital to shareholders** "we think we can continue, as we said, pay well above market dividend and have other opportunities to return capital to shareholders"	**Before: Capital return opportunities for shareholders** We will continue to return capital to shareholders through our normal REIT dividends. As we sell assets that have gains, we will pass those gains on to our shareholders as well through our structure's dividends. We would expect we will have additional dividends in addition to the 9 cents we have declared as we sell assets."	**After: Company requires significant capital to renovate its real estate assets** Risks around "The magnitude of capital necessary to maintain and renovate the Company's real estate assets and preserve the Company's positioning as a mid-scale brand"

1) Link to video of conference: https://citi.kulu.net/view/NZesYgdKb7N?RI=pdf%7C1058151

Bruce Haase Outlook - Before & After Merger Agreement Part 2

Bruce Haase's outlook for STAY after the merger agreement (and his enhanced compensation arrangements) represent a complete reversal of the views he expressed to shareholders just weeks earlier

	Q4 '20 Earnings Transcript – February 26, 2021	Citibank Conference – March 8, 2021[1]	Definitive Proxy – April 26, 2021
Franchise	**Before: Franchising is a significant opportunity and STAY can grow faster than industry peers** "The opportunity to build a substantial franchise business is now more compelling than ever before […] we should be able to achieve system wide net unit growth of 5% to 7% a year to franchising over time."	**Before: Transitioning to more of a fee based business** "I think we will perform as we continue to put franchise contracts on the books and become more of a fee based business."	**After: Franchising strategy is uncertain and wont' have any impact on STAY** Risks around "Expectations as to the size, EBITDA contribution, and significant length of time necessary to realize the financial impact from the Company's franchise strategy"
Property Level Operating Results	**Before: Property level outperformance vs peers** Our occupancy levels across the brand now rival pre COVID levels […], we can now turn much of our attention to driving higher rate. This is a significant competitive advantage as it will likely be years before the rest of the industry is able to do so. All these efforts lead to a path for significant revenue improvement."	**Before: Confidence in future performance** "I think we've proven we can perform through this downturn. I think all the initiatives that we have will enable us to perform over the next upturn."	**After: Concerns around future property performance** Risks around "Management's outlook for property level performance, including both potential revenue gains and related cost considerations"
Stock Valuation	**Before: STAY shares are undervalued by the market** "We believe our real estate portfolio has significant value creation upside to our shareholders, that is not reflected in the current price of our shares."	**Before: Potential valuation re-rating** "I believe that we will receive the re-rating we deserve as we perform"	**After: STAY shares are fairly valued by the market** "widely held consensus of the management team, Boards and their advisors that the market had already priced into the stock the achievement of the Company's strategic plan to a substantial degree"
Company Outlook	**Before: Excitement for business plan** "I hope you can tell, we're really excited about the future of this company. We're really excited about the strategies we've unveiled today." "I am more confident now than ever that Extended Stay America will be the leading Extended Stay hotel company and brand in the years to come and that the best days are ahead for this company"	**Before: Outperformance vs competitors** "I think you'll see Extended Stay America even continue to outperform our competitors, continue to gain share and prove to the market we're certainly not a pandemic beneficiary."	**After: Doubts around business plan** The Boards believe this transaction delivers a meaningful premium to our shareholders as compared to our stand-alone plan

1) Link to video of conference: https://citi.kulu.net/view/NZesYgdKb7N?RI=pdf%7C1058151

STAY is Using the New Brand Launch to Scare Shareholders

> **STAY management has created a false narrative that the Company will require an incremental $245mm of immediate capex spend between 2021 and 2022 to support the new Premier Suites brand strategy**

- Over the course of 46 days between the initial Premier Suites brand launch on the Company's Q4 '21 earnings call and the publication of the Company's preliminary proxy after the announcement of the Blackstone-Starwood transaction, management changed the narrative around the Premier Suites brand launch from "capital-light" to "capital intensive"

- Now management claims $245mm of capital is required; at announcement, management had a capex budget of $2mm

- It is unwise and uncommon to renovate 86 top tier hotels (15% of the portfolio) all at the same time within 18 months.

Topic	Initial Strategy – February 26, 2021 earnings call	Post Deal Strategy – April 13, 2021 preliminary proxy
Targeted Hotels	30 hotels which are either new-builds or have recently undergone a significant renovation	Renovation of 86 on-balance sheet hotels
	$2mm of capex to support new brand	**$245mm of capex to support new brand**
Required Capital Expenditures	"The capital required to reposition these hotels to premier suites is largely limited finance changes as well as updates to our marketing and distribution channels. We estimate the total capital cost to be less than $2 million in the aggregate."	"renovation capital expenditures in 2021 and 2022 of $245 million for planned renovations at 86 top tier hotels as part of the Paired Entities' step up brand strategy"

Future Lodging Trends From Which STAY Will Benefit

> **STAY is well positioned relative to peers to benefit from a number of emerging themes in the lodging space that will play out over several years**

- Unfortunately, the current board and management team do not share in our excitement for the substantial opportunities STAY has in the near future

Theme	Details
Affordable Housing	President Biden's $2 trillion infrastructure plan represents the most sweeping national housing investment in decades. The plan allocates $213 billion towards housing and proposes a variety of initiatives, including: i) the construction of more than 500,000 affordable houses for low- and middle-income buyers, ii) elimination of exclusionary zoning laws and 3) upgrading public housing; these programs will provide increased demand for the Company's well-situated properties
Post-COVID World Travel Demand for Extended Stay Room Types	Many families are looking for drive-to destinations for their annual vacation and seek out hotels with suites that feature a little extra space and in-room kitchens, thus allowing for home-made meals. These types of suites also provide the space for a family to sit around a table together and enjoy take-out dining given that many restaurants have remained closed for in-house dining during the pandemic.
Infrastructure Bill	The $2 trillion infrastructure bill will result in construction groups working on projects that often last several months. Extended stay type hotels are popular with these groups, generating substantial potential demand
Low Interest Rates	US 10-year interest rates remain below 2.0%, near all-time lows, providing companies access to ample low cost capital to acquire assets or return capital to shareholders

Substantial Standalone Value Creation Opportunities Exist

> **With the right board composition, management team and strategy, STAY has a variety of value levers across asset sales, franchise growth, capital structure and redeployment of capital**

- With the support of a board including independent, experienced former lodging executives, a management team excited about STAYs vast opportunity set could quickly close the valuation gap with select service lodging peers, resulting in a valuation of 13-15x 2022E EBITDA, or an implied share price of $23.50 to $29.00

	Prior STAY Approach	**Proposed New Approach**	**Summary Financial Impact**
Asset Sales	One individual internally fielding reverse inquiries from interested buyers without any brokers retained	Retain a broker to market ~100 properties for sale for higher and better use and ~100 assets for sale to private equity owners that will retain the brand	The sale of 100 properties for higher and better uses at a blended 16.0x 2019A EBITDA multiple would generate $1.6bn in net proceeds and the sale of 100 properties to private equity at 12.0x – 14.0x 2019A EBITDA would generate $1.1bn to $1.3bn in net after tax proceeds, resulting in $2.7bn to $2.9bn in capital
Franchise Support	Offer no financial or operational support to potential franchisees	Utilize $150mm from private equity asset sale proceeds to support financing of new unit development through key money, mezzanine financing or JV investments to spur new unit growth	$150mm of financing support to franchisees could increase LTV financing from 50% to 70% and stimulate immediate development of 65 new franchises
Refinance Capital Structure	Target leverage ratio of 3.5x to 4.0x	Refinance capital structure during period of record low rates and target leverage ratio of 5.0x to 5.5x	STAY has demonstrated its ability to service debt and increasing its target leverage will make $750mm of capital available
Uses of Capital	Share buybacks and special dividends	Evaluate strategic acquisitions and partnerships with select service and extended stay lodging peers	Diversifying into more brands improves earnings and valuation for the franchise and real estate portions of the business

Tarsadia Has Recruited World Class Candidates for the Board

When the deal is voted down, Tarsadia intends to run a partial or full slate of directors for election to the Board

- Tarsadia previously nominated three exceptional lodging executives to the Board to bring the required expertise to evaluate strategic and operational options

Nominee	Ross Bierkan	Stephen Joyce	Michael Leven
CEO / President Executive Experience	RLJ Lodging Trust		Sands LAS VEGAS SANDS CORP. US Franchise Systems, Inc.
Public Board Experience	RLJ Lodging Trust		
Relevant Experience	**Capital Recycling:** Oversaw over $8 billion of real estate acquisitions and $2.5 billion of dispositions	**Franchise Management:** Oversaw hotel franchise system covering over 519,000 rooms	**Development:** Oversaw development of new hotel brands into hundreds of new units including: Holiday Inn Express, Hawthorn Suites and Best Inns

Extended Stay's Claims About Tarsadia and the Merits of the Sale are False

Category	STAY's Assertion	The Truth
Value Creation	Tarsadia's October 2020 "white paper" offered no new and credible ideas for valuation creation and "asserted that Extended Stay should be valued at 10x EBITDA"	• Tarsadia warned that the Company was vulnerable to a vulture acquisition offer at $17.00 and that STAY needed to articulate a business strategy that would bolster shareholder confidence and help defend against a predatory bid • In our October 2020 white paper, Tarsadia indicated that STAY should be valued at 12.5x EBITDA based on then-current market conditions and assigned a target price of $23.80 at that time; STAY's price on the day of our presentation was $12.20 • Since our presentation, beyond a host of macroeconomic, pandemic, leisure market, and policy developments, there has been a substantial rebound in lodging share prices and multiple expansion: C-Corp Peers (+39%), Full Service Lodging REITs (+94%), Select Service REITs (+78%)[1]
Director Opposition	Two directors opposing the transaction "reflects best-in-class governance"	• It is extremely unusual for directors to oppose a merger transaction • The fact that two of just five truly independent directors expressed strong reservations about the fairness of the transaction should be concerning for all STAY shareholders
Sale Process	The Boards ran a thorough sale process	• STAY instructed its financial advisor, Goldman Sachs, not to solicit any bids for the Company • Dating back to July 2017, STAY has only reached out to Blackstone and two unnamed private equity firms • STAY did not even solicit Starwood's interest in buying the Company • Over the past five years in similar circumstances, targets have proactively reached out to 17 to 180 different parties to ensure a thorough sale process • STAY did not protect shareholders with a go-shop provision and allowed Blackstone and Starwood to bid together, rather than conduct a thorough process after the annual shareholder's meeting

1) Returns as calculated from Bloomberg between October 4, 2020 and March 12, 2021. C-Corp peers include: CHH, HLT, MAR, WH. Full Service Lodging REITs include: DRH, HST, PEB, PK, RHP, RLJ, SHO and XHR. Select Service Lodging REITs include: APLE, CLDT, CPLG and INN.

Extended Stay's Claims About Tarsadia and the Merits of the Sale are False

Category	STAY's Assertion	The Truth
The Right Price	"Over many years, the market has told us quite clearly that the value for such a platform, regardless of ownership, management team or specific strategy, is roughly 9-10x EBITDA"	• In December 2013, after STAY's IPO, the Company was valued above its peers at 14x EBITDA • Under the Boards' stewardship, the Company has delivered shareholders a history of earnings downgrades, RevPAR underperformance vs. peers, EBITDA margin contraction and a revolving door of CEOs and CFOs • Accepting a low-ball offer because the Boards have disappointed investors over many years just adds insult to injury • Emerging from the COVID crisis, STAY's recent accretive asset sales, resilient free cash flows, and favorable credit market perception increase the Company's options to unlock value
The Right Time	The Sale of STAY is more attractive than the Company's current business plan because of the capital required and execution risk.	• In February and March 2021, CEO Bruce Haase articulated excitement for the Company's business plan. • Haase said: "I am more confident now than ever that Extended Stay America will be the leading Extended Stay hotel company and brand in the years to come and that the best days are ahead for this Company."[1] • Only now, after Mr. Haase received revised executive compensation agreements that will pay him $16 million upon the closing of the deal, did Mr. Haase become bearish on STAY's standalone prospects
Target Leverage	"Moderate leverage (i.e. 3.5-4.0x) is both a prudent long-term target, and also the right level to balance financial risk with capital returns to shareholders"	• Tarsadia believes STAY's resilient operating model during COVID and strong financing markets creates the potential for STAY to lift its target long-term net leverage to a moderate 5.0x to 5.5x • Blackstone and Starwood have negotiated to allow the Company to incur up to $5.0bn of debt, implying 11.5x 2021E leverage (materially higher than the valuation assertions made by Mr. Geoga and Mr. Haase)[2]

1) STAY Q4 '20 Earnings Transcript – February 26, 2021
2) STAY merger agreement filed March 16, 2021, page 65.

Conclusion

Extended Stay shareholders have suffered through years of poor strategic decisions, bad performance and a multitude of management changes

The proposed sale of Extended Stay comes at the wrong time, with the wrong price and after the wrong process

Better alternatives exist and Extended Stay shareholders should oppose the Sale to Blackstone and Starwood

- As a result of poor performance, Extended Stay was not trading in line with its intrinsic value

- The Board was under pressure from Tarsadia, who had nominated three directors

- The Board rushed a sale process at the wrong time in the cycle and at the wrong price

- The process was flawed and failed to deliver a fair deal for consideration by shareholders

- Better alternatives to the transaction exist

- Extended Stay shareholders should reject the inadequate Blackstone / Starwood transaction

Long Term Public Holders Are Also Opposing the Deal

> **Since Tarsadia's announcement in opposition to the Blackstone-Starwood transaction, five other shareholders have also publicly opposed the deal**

- The five other shareholders reportedly own 10.6% of STAY's outstanding shares and have been holders of the stock from between 2.5 years to 5.0 years

- One investor, SouthernSun Asset Management, wrote to its limited partners explaining why for the first time in its 32 year history it would publicly oppose a portfolio company Board decision[1]

Holders	% Stake[7]	Holder Since	Firm Location
River Road Asset Mgmt.	3.2%	Q2 '17	Louisville, KY
Hawk Ridge Capital Mgmt.	2.0%	Q2 '16	Los Angeles, CA
SouthernSun Asset Mgmt.	1.9%	Q3 '17	Memphis, TN
Cooke & Bieler	1.8%	Q3 '18	Philadelphia, PA
Reinhart Partners, Inc.	1.6%	Q4 '16	Mequon, WI
Subtotal	**10.6%**		

"The deal undervalues Extended Stay's business, is at odds with management's own assessments, occurs at a profoundly inopportune time relative to the market recovery, and was the product of a flawed and truncated diligence process."[2]
- **SouthernSun Asset Management LLC**

"It's a big question mark why the board decided to go down this path."[3]
- **Hawk Ridge Capital Management**

"The offer does fundamentality undervalue the business…"[4]
- **Cooke & Bieler LLP**

"It's at a discount to any kind of historical M&A transaction in the space."[5]
- **River Road Asset Management LLC**

"I agree with the dissenting board members and would prefer to see [Extended Stay] continue as a public company"[6]
- **Reinhart Partners**

1) http://southernsunam.com/wp-content/uploads/2021/03/Extended-Stay-America-Recent-Development-3.23.2021.pdf
2) Bloomberg: Investor Opposition Mounts For Extended Stay's Takeover Plan (March 23, 2021)
3) Bloomberg: Two Extended Stay Shareholders to Vote Against Blackstone Deal (March 22, 2021)
4) Bloomberg: Investor Opposition Mounts For Extended Stay's Takeover Plan (March 23, 2021)
5) Bloomberg: Investor Opposition Mounts For Extended Stay's Takeover Plan (March 23, 2021)
6) Dealreporter: Extended Stay to ramp up engagement; some investor reservations remain (April 16, 2021)
7) Source: Bloomberg.

CONTACT INFORMATION

INVESTORS:

Morrow Sodali

Mike Verrechia / Bill Dooley

Shareholders Call Toll Free: (800) 662-5200

Email: tarsadia@investor.morrowsodali.com

PRESS / MEDIA:

Sloane & Company

Dan Zacchei / Joe Germani

Email: dzacchei@sloanepr.com / jgermani@sloanepr.com

Paired Share Corporate Structure

Under the Company's structure, ownership of a "Paired Share" represents an ownership interest in its hotel properties through ESH REIT and an ownership interest in its franchising and hotel management business, including the operation of its owned hotels, through the Corporation

Corporate Structure



public shareholders and sponsors
100%
~42%
~58%
ESH REIT Entities
corporation entities
debt
secured revolver
Extended Stay America, Inc.
ESH Hospitality, Inc. (REIT)
secured term loan B
secured revolver
unsecured senior notes
trademark/ franchise company
management company
operating lessees
property leases
property owning entities

Illustrative Tax Efficiency

illustrative unlevered free cash flow less taxes	C-Corp	paired share structure
revenue	$100	$100
EBITDA / % Margin	$50 / 50%	$50 / 50%
EBIT[1] / % Margin	$40 / 40%	$40 / 40%
tax / % tax rate[2]	($13) / 25%	($8) / 16.5%
Capex / % of revenue	($6) / 6%	($6) / 6%
unlevered FCF less taxes	$31	$36
unlevered FCF less taxes as % of EBITDA	**63%**	**72%**

Lodging Industry 2022E Net Leverage



Lodging Industry Net Leverage (Net Debt / FY '22E EBITDA)

Lodging REITs — Lodging C-Corps

Average = 5.9x

Average = 3.2x

STAY	SHO	HST	XHR	APLE	RLJ	DRH	INN	RHP	PEB	PK	CHH	MAR	WH	HLT
4.6x	2.1x	4.1x	4.7x	4.8x	5.9x	6.3x	7.3x	7.3x	8.3x	8.5x	2.2x	3.3x	3.5x	3.7x

Source: Bloomberg.